

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 13, 2016

Via E-mail
Jeffrey L. Vigil
Vice President, Finance and Chief Financial Officer
Uranium Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, Colorado 80112

      Re: **Uranium Resources, Inc.**
                Form PRE 14A
                Filed April 26, 2016
                File No. 001-33404

Dear Jeffrey Vigil:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: David Crandall, Esq.
       Hogan Lovells US LLP